FORM 4

[ ]     Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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OMB Number: 3235-0287
Expires: April 30, 1997
Estimated average burden
hours per response.....05

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1940

1.      Name and Address of Reporting Person:
        Last: Raben               Street: c/o Equity Marketing, Inc.
        First: Bruce              131 South Rodeo Drive
        Middle:                   City: Beverly Hills
                                  State: CA           Zip: 90212

2.      Issuer Name and Ticker or Trading Symbol: Equity Marketing, Inc.
        (Nasdaq: EMAK)

3.      IRS or Social Security Number of Reporting Person (Voluntary):

4.      Statement for Month/Year: June 1998

5.      If Amendment, Date of Original (Month/Year):


6.      Relationship of Reporting Person to Issuer (Check all applicable):
        [X]      Director
        [ ]      10% Owner
        [ ]      Officer (give title below):
        [ ]      Other (specify below):
                 -------------------------------------------------

                                    TABLE I -- NON-DERIVATIVE
SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired (A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)            Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)           Beneficially    Direct (D)      Beneficial
                           (Month/                                                      Owned at End    or Indirect     Ownership
                           Day/Year)    Code    V         Amt. (A) or Price             of Month         (I)            (Instr. 4)
                                                               (D)                      (Instr. 3        (Instr. 4)
                                                                                        and 4)

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

                                      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-  7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable       Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-       Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration      ing Secur-    vative    Securi-    of Deri-    Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/  ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)     (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                   and 4)                  cially     Direct(D)   ship
                                                 Disposed                                         Owned      or Indi-    (Instr.
                                                 of (D)                                           at End     rect(I)     4)
                                                 (Instr.3                                         of Mth.    (Instr.4)
                                                 4, and 5)                                        (Instr.4)
                                    Code   V     (A)   (D)  Date  Expira-  Title  Amt or
                                                            Exer- tion           No. of
                                                            cis   Date           Shares
                                                            able
Stock
Option
(right
to buy)         $20.75    5-27-98    A     V    30,000      (1)  5/27/2008 Common 30,000    $0     30,000       D
                                                                           Stock


Explanation of Responses:

(1) The option is exercisable in three equal annual installments of 10,000 shares each on the first, second and third anniversary of the date of grant.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


   /s/ BRUCE RABEN                                         June 10, 1998
---------------------------                                -------------
**Signature of Reporting Person                                Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

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